September 5, 2023

Star Equity Fund, LP
c/o Jeffrey E. Eberwein
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870

Re: Gyrodyne, LLC

Dear Mr. Eberwein:

This letter agreement is intended to memorialize the understandings and agreements that have been reached between Gyrodyne, LLC (the “Company” or “we”) and Star Equity Fund, LP (collectively with its Affiliates (as defined below), “Star Equity”) relating to, among other things, Star Equity’s (i) notice to the Company (the “Nomination Notice”) of its intent to nominate two candidates for election to the Company’s board of directors (the “Board”) at the Company’s 2023 annual meeting of shareholders (the “Annual Meeting”) and (ii) shareholder proposal submitted to the Company pursuant to Rule 14a-8 (the “Shareholder Proposal”) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, (the “Exchange Act”).

In consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Star Equity have successfully reached the following agreements:

1.Effective upon execution of this letter agreement, Star Equity shall irrevocably withdraw each of the Nomination Notice and the Shareholder Proposal (with this letter agreement deemed to evidence each such withdrawal), and shall cease any and all solicitation and other activity in connection with the Annual Meeting.

2.Until the Termination Date (as defined below), Star Equity shall not directly or indirectly (a) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any meeting of shareholders of the Company at which directors are to be elected; (b) initiate, encourage or participate in any solicitation of proxies in respect of any election contest or removal contest with respect to directors of the Company; (c) submit, initiate, make or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any meeting of shareholders of the Company or shareholder actions by written consent in lieu of a meeting of shareholders; (d) initiate, encourage or participate in any solicitation of proxies in respect of any shareholder proposal for consideration at, or other business brought before, any meeting of shareholders of the Company or shareholder actions by written consent in lieu of a meeting of shareholders; (e) initiate, encourage or participate in any “withhold” or similar campaign with respect to any meeting of shareholders of the Company or shareholder actions by written consent in lieu of a meeting of shareholders; (f) make any public or private proposal (other than to the Board), public statement or otherwise seek to encourage, advise or assist any person in, (i) any change in the number or term of directors serving on the Board or the filling of any vacancies on the Board, (ii) any change in the Company’s business, operations, strategy, management, governance, corporate structure or other affairs or policies, (iii) causing a class of securities of the Company to be delisted from, or cease to be authorized or quoted on, any securities exchange or (iv) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (g) enter into any discussions, negotiations, agreements or understandings with any person with respect to any action Star Equity is prohibited from taking pursuant to subclauses (a) through (f) above, or advise, assist, encourage or persuade any person to take any such action.

3.The Company shall adopt, and submit for shareholder approval at the Annual Meeting a proposal to approve, a new stock incentive plan (the “Stock Plan”) for directors who currently participate in the Company’s retention bonus plan (the “Bonus Plan”), pursuant to which such director participants will exchange their cash benefits under the Bonus Plan for an equivalent value of shares under the Stock Plan, but in no event shall the number of shares granted exceed 91,628 shares or represent more than ten percent (10%) of the shares outstanding, with one-third (1/3) of the shares of each award granted vesting on each annual anniversary of the grant for a three year period. The Stock Plan shall be in substantially the same form as set forth in Exhibit A.

4.The Company agrees not to increase Board fees.

5.For the avoidance of doubt, Star Equity shall not, directly or indirectly, cause or influence any of its Affiliates or Associates (as defined in Rule 12b-2 of the Exchange Act) (respectively, “Affiliates” and “Associates”) to take any action that, if taken by Star Equity, would constitute a violation or breach of any term or condition of this letter agreement.

6.The Company shall issue a press release (the “Press Release”) in a form prepared by the Company and approved by Star Equity (such approval not to be unreasonably withheld), announcing entry into this letter agreement. Prior to the issuance of the Press Release, neither party shall make any public announcement regarding this letter agreement without the prior written consent of the other party, except to the extent required by applicable law or the applicable securities exchange.

7.No later than four business days following the execution of this letter agreement, the Company shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K reporting its entry into this letter agreement and appending this letter agreement as an exhibit thereto. No later than two business days following the execution of this letter agreement, Star Equity shall file with the SEC an amendment to its Schedule 13D reporting its entry into this letter agreement and appending this letter agreement as an exhibit thereto. Each party shall provide the other party with a reasonable opportunity to review and comment on its applicable SEC filing prior to such respective report or schedule being filed and consider in good faith any comments of the other party.

8.The term of this letter agreement will commence on the date hereof and will terminate on the date that is thirty days prior to the opening of the window for submission of shareholder nominations for the Company’s 2024 annual meeting of shareholders (the date of such termination, the “Termination Date”); provided, however, that any party (the “Non-Breaching Party”) may earlier terminate this letter agreement if the other party commits a material breach of this letter agreement (the “Breaching Party”) that is not cured within fifteen days after the Breaching Party’s receipt of written notice from the Non-Breaching Party or, if impossible to cure within fifteen days, which the Breaching Party has not taken any substantive action to cure within such fifteen-day period.

9.Until the Termination Date, Star Equity shall vote, or cause to be voted (including, without limitation, any action by written consent), all of its common shares of limited liability company interests beneficially owned, at all meetings of the Company’s shareholders in accordance with the Board’s recommendation in connection with any and all proposals, including, without limitation, those related to the election, removal or replacement of any director; provided, however, that (i) Star Equity shall be permitted to vote in its sole discretion on any proposal of the Company in respect of any equity tender offer, equity exchange offer, merger, acquisition, joint venture, business combination, financing, recapitalization, reorganization, restructuring, disposition, distribution, or other transaction with a third party that, in each case, would result in a change of control of the Company, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets (determined on a consolidated basis), and, for the avoidance of doubt, including, without limitation, any such transaction with a third party that is submitted for a vote of the Company’s shareholders, and (ii) as to any special meeting occurring after the Annual Meeting, Star Equity shall be permitted to vote in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS) where the recommendation of ISS differs from the Board’s recommendation on any matter.

10.The Company shall promptly reimburse Star Equity for its reasonable and documented out-of-pocket fees and expenses incurred by Star Equity in connection with the Annual Meeting and the subject matter of this letter agreement, including, without limitation, the negotiation and execution of this letter agreement and the transactions contemplated hereby, provided, that such reimbursement shall not exceed $75,000 in the aggregate.

11.Until the Termination Date, except for such truthful statements as may be required by applicable law or the rules of any self-regulatory organization, Star Equity will not make, or permit any of its Representatives (as defined below) to make, or cause a third party to make, any public statement that disparages, or is otherwise negative or critical of the Company, its Affiliates or any of the Company’s past or current directors or officers, and the Company will not make, or permit any of its Representatives (as defined below) to make, or cause a third party to make, any public statement that disparages, or is otherwise negative or critical of Star Equity, its Affiliates, or their directors or officers. “Representatives” means (a) a person’s Affiliates and Associates and (b) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; provided, that when used with respect to the Company, “Representatives” shall not include any non-executive employees.

12.Each party acknowledges and agrees that irreparable harm to the other party may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). Accordingly, each party will be entitled to specifically enforce the covenants and other agreements of the other party contained in this letter agreement and to obtain injunctive relief restraining the other party from breaching or threatening to breach this letter agreement, and the other party will not take action, directly or indirectly, in opposition to the party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The prevailing party that obtains a final, non-appealable order shall be entitled to recover its fees and expenses incurred with respect to any action from the non-prevailing party. The remedies available pursuant to this Section 10 shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity.

13.Each party represents and warrants that it is duly authorized and has legal capacity to execute and deliver this letter agreement. Each party represents and warrants to the other parties that the execution and delivery of this letter agreement and the performance of such party’s obligations hereunder have been duly authorized and that this letter agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

14.Any notices required or permitted to be given under this letter agreement shall be in writing and shall be delivered by certified mail, overnight courier or electronic mail with confirmation of receipt to the addresses specified on the signature page of this letter agreement.

15.This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this letter agreement transmitted by electronic mail shall have the same effect as physical delivery of the paper document bearing the original signature. No modifications of this letter agreement can be made except in writing signed by each of the parties. Unless required to be disclosed by federal or state securities or other laws, the parties agree to keep this letter agreement confidential.

16.If any provision of this letter agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Any provision held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

17.This letter agreement and all disputes or controversies out of or related to this letter agreement shall be deemed to be made under the laws of the State of New York and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts to be made and performed entirely within such State, without reference to conflicts of laws principles.

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If the foregoing accurately sets forth our agreements, please sign this letter agreement where indicated below.

Sincerely,

GYRODYNE, LLC

By: /s/ Paul L Lamb Esq.
Name: Paul L. Lamb Esq.
Title: Chairman of the Board of Directors
Address for Notices for the Company:

Gyrodyne, LLC
Attn: Gary Fitlin
1 Flowerfield, Suite 24
St. James, New York 11780
Email: gfitlin@gyrodyne.com

ACKNOWLEDGED AND AGREED:
STAR EQUITY FUND, LP

By:	STAR EQUITY FUND GP, LLC General Partner
By:	/s/ Jefferey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Address for Notices for Star Equity:

Star Equity Fund, LP
c/o Jeffrey E. Eberwein
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
Email: jeff.eberwein@starequity.com